
December 19, 2023

William B. Furr
Chief Financial Officer
Hilltop Holdings Inc.
6565 Hillcrest Avenue
Dallas, TX 75205

> **Re: Hilltop Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 17, 2023**
> **Form 10-Q for the Quarterly Period Ended September 30, 2023**
> **Filed October 23, 2023**
> **File No. 001-31987**

Dear William B. Furr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 73

1. We note the tabular disclosure on page 73 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Lory Empie at 202-551-3714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance